UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO SECTION 14f

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

ZALICUS INC.

(Exact name of registrant as specified in its charter)

Delaware	000-51171	04-3514457
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

245 First Street

Third Floor

Cambridge, Massachusetts 02142

(Address of principal executive offices, with zip code)

714-545-6266

(Registrant’s telephone number, including area code)

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being furnished to all holders of record as of the close of business on May 16, 2014 of the common stock of Zalicus Inc., a Delaware corporation (the “Registrant”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Securities and Exchange Commission Rule 14f-1. This Information Statement will be first mailed to the Company’s stockholders on or about June 27, 2014.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

INFORMATION STATEMENT

This statement pursuant to Section 14(f) of the Exchange Act is being circulated to the shareholders of Zalicus Inc. (hereinafter the “Company,” “Registrant,” “we,” “us” or “our”), a Delaware corporation, in connection with the merger transaction described more fully below, which will result in a change in a majority of the Company’s directors other than by a meeting of the stockholders. The Company is a reporting company pursuant to the Exchange Act.

PROPOSED MERGER

The Registrant entered into an Agreement and Plan of Merger and Reorganization dated as of April 15, 2014 by and among Registrant, BRunning, Inc., a wholly-owned subsidiary of the Company (the “Merger Sub”), and EPIRUS Biopharmaceuticals, Inc., a Delaware corporation (“Epirus”), as amended by Amendment No. 1 to the Agreement and Plan of Merger and Reorganization, dated as of May 7, 2014. Pursuant to the merger agreement and the amendment and as may be amended from time to time by the parties (the “Merger Agreement”), Merger Sub will be merged with and into Epirus, and the equityholders of Epirus will be issued 81% of the outstanding shares of common stock of the Company, thereby resulting in a change in control of the Company. The consummation of the merger is currently scheduled to occur during the summer of 2014.

CHANGE IN MAJORITY OF DIRECTORS

In connection with the merger, Ms. Sally W. Crawford, Mr. Frank Haydu, Dr. Michael Kauffman, and Mr. James O’Shea will resign from our board of directors, and the board of directors will appoint J. Kevin Buchi, Geoffrey Duyk, Daotian Fu, Amit Munshi and Scott Rocklage to the Board, with Mr. Munshi serving as our President and Chief Executive Officer.

Further information about the Registrant’s new directors may be found below in the section titled “Directors and Executive Officers” in this Schedule 14f-1.

INFORMATION REGARDING THE COMPANY

Please read this Information Statement carefully. It describes the general terms of the merger and contains certain biographical and other information concerning the new directors of the Registrant as a result of the merger. Additional information about the merger can be found in the Company’s Form S-4 filed with the Securities and Exchange Commission on June 4, 2014. All of the Registrant’s filings and exhibits thereto may be inspected without charge at the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained on the Commission’s website at www.sec.gov.

CHANGE IN CONTROL

There has been no change in control of the Company since the beginning of our last fiscal year. After consummation of the merger, Epirus’ former equityholders will collectively hold 81% of our securities, resulting in a change in control of the Company.

VOTING SECURITIES

As of May 16, 2014, there were 26,108,910 shares of Zalicus common stock issued and outstanding, held by approximately 47 stockholders of record. Each share of Zalicus common stock issued and outstanding entitles its holder to cast one vote on each matter that may come before a meeting of the stockholders. The intended change in directors is not subject to a stockholders vote.

PRINCIPAL STOCKHOLDERS

The following table sets forth the amount of common stock of the Company beneficially owned, directly or indirectly, as of May 16, 2014, by (i) each of our current directors, (ii) each of our named executive officers, (iii) all of our directors and executive officers as a group, and (iv) each person who is known to us to beneficially own more than five percent (5%) of our outstanding shares of common stock, as determined through SEC filings, and the percentage of the common stock outstanding represented by each such amount. All shares of common stock shown in the table reflect sole voting and investment power except as otherwise noted. Unless otherwise indicated, the address for each person listed below is c/o Zalicus Inc., 245 First Street, Third Floor, Cambridge, Massachusetts 02142.

Beneficial ownership is determined by the rules of the Securities and Exchange Commission and includes voting or investment power of the securities. As of May 16, 2014, the Company had 26,108,910 shares of common stock outstanding. Shares of common stock subject to options, restricted stock units or other rights to purchase which are now exercisable or are exercisable within 60 days after May 16, 2014 are to be considered outstanding for purposes of computing the percentage ownership of the persons holding these options or other rights but are not to be considered outstanding for the purpose of computing the percentage ownership of any other person.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders
-
Directors and Named Executive Officers
Mark Corrigan(1)	496,512	1.9%
Justin A. Renz(2)	151,081	*
Jason Cole(3)	110,453	*
Sally Crawford(4)	18,749	*
Todd Foley(5)	0	*
Frank Haydu(6)	23,510	*
William Hunter(7)	30,837	*
Michael Kauffman(8)	20,475	*
W. James O’Shea(9)	18,749	*
All current executive officers and directors as a group (9 persons)(10)	870,366	3.3%

*	Represents holdings of less than 1%.
(1)	Consists of 86,791 shares of common stock and 409,721 shares of common stock underlying options exercisable within 60 days of May 16, 2014.
(2)	Consists of 151,081 shares of common stock underlying options exercisable within 60 days of May 16, 2014.
(3)	Consists of 2,529 shares of common stock and 107,924 shares of common stock underlying options exercisable within 60 days of May 16, 2014. Mr. Cole resigned as Executive Vice President, Corporate Development and General Counsel, effective March 5, 2014.
(4)	Consists of 18,749 shares of common stock underlying options exercisable within 60 days of May 16, 2014.
(5)	Mr. Foley ceased serving as a member of the board of directors on June 6, 2013.
(6)	Consists of 23,510 shares of common stock underlying options exercisable within 60 days of May 16, 2014.
(7)	Consists of 18,337 shares of common stock and 12,500 shares of common stock underlying options exercisable within 60 days of May 16, 2014
(8)	Consists of 20,475 shares of common stock underlying options exercisable within 60 days of May 16, 2014.
(9)	Consists of 18,749 shares of common stock underlying options exercisable within 60 days of May 16, 2014.
(10)	See footnotes 1-9 above.

The following table sets forth the amount of common stock of the Company which will be held by each of our post-merger directors and named executive officers, immediately after giving effect to the merger and change in majority of directors, assuming no other changes in ownership of Zalicus or Epirus between May 16, 2014 and the effective date of the merger.

Post-Merger Directors and Named Executive Officers
	Number of Shares Beneficially Owned(1)	Percentage of Shares Beneficially Owned(2)
Mark Corrigan(3)	496,512	*
William Hunter(4)	30,837	*
Amit Munshi(5)	916,197	*
Scott Rocklage(6)	22,290,193	17.53%
Geoffrey Duyk	0	*
Daotian Fu	0	*
J. Kevin Buchi(7)	44,072	*
Thomas Shea(8)	133,928	*
Robert Ticktin	0	*
Michael Wyand(9)	267,898	*
Executive officers and directors as a group (10 persons)(10)	24,179,637	19.05%%

*	Represents holders of less than 1%.
(1)	Share numbers are subject to adjustments based on the merger exchange ratio and the reverse split contemplated in connection with the merger.
(2)	Percentages are subject to adjustments based on the merger exchange ratio and the reverse split contemplated in connection with the merger.
(3)	Consists of 86,791 shares of common stock and 409,721 shares of common stock underlying options exercisable within 60 days of May 16, 2014.
(4)	Consists of 18,337 shares of common stock and 12,500 shares of common stock underlying options exercisable within 60 days of May 16, 2014.
(5)	Consists of 690,598 shares of common stock and 225,599 shares of common stock underlying options that are vested and exercisable within 60 days of May 16, 2014.
(6)	Consists of 21,730,157 shares of common stock held by 5 AM Ventures III, L.P, which includes 197,795 shares of common stock pursuant to warrants exercisable within 60 days of May 16, 2014, and 560,036 shares of common stock held by 5AM Co-Investors III, L.P., which includes 5,097 shares of common stock pursuant to warrants exercisable within 60 days of May 16, 2014. 5AM Partners III, LLC is the general partner of 5AM Ventures III, L.P. and 5AM Co-Investors III, L.P. Scott M. Rocklage, a member of Epirus’ board of directors, is a managing member of 5AM Partners III, LLC and may be deemed to have shared voting and investment power over the shares held by 5AM Ventures III, L.P. and 5AM Co-Investors III, L.P. Dr. Rocklage disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The address for investment funds affiliated with 5AM Ventures III, L.P. is 2200 Sand Hill Road, Suite 110, Menlo Park, CA 94025.
(7)	Consists of 44,072 shares of common stock that are vested and exercisable within 60 days of May 16, 2014.
(8)	Consists of 133,928 shares of common stock that are vested and exercisable within 60 days of May 16, 2014.
(9)	Consists of 215,812 shares of common stock and 52,086 shares of common stock underlying options that are vested and exercisable within 60 days of May 16, 2014.
(10)	See footnotes 1-9 above.

DIRECTORS AND EXECUTIVE OFFICERS

Current Directors

The following sets forth, as of the effective date of the merger, the name, age, positions, and experience of the current directors and officers of the Company who will continue to serve as directors after the merger.

Name	Age	Position
Mark H.N. Corrigan, M.D.	56	Director, President and Chief Executive Officer
William Hunter, M.D.	51	Director

Mark H.N. Corrigan, M.D.—Dr. Corrigan is a Class II director who has served as a member of our board of directors since December 2009. Dr. Corrigan has served as president and chief executive officer of the Company since January 2010. Dr. Corrigan was executive vice president, research & development of Sepracor Inc., a publicly-traded pharmaceutical company, from April 2003 until December 2009. Prior to joining Sepracor Inc., Dr. Corrigan spent 10 years with Pharmacia & Upjohn, a publicly-traded pharmaceutical company acquired by Pfizer, Inc. in 2002, most recently as Group Vice President of Global Clinical Research and Experimental Medicine. Prior to joining the pharmaceutical industry, Dr. Corrigan spent five years in academic research at the University of North Carolina Medical School, focusing on psychoneuroendocrinology. Dr. Corrigan serves on the board of directors of Cubist Pharmaceuticals, Inc., a publicly-traded biopharmaceutical company. Dr. Corrigan currently serves as a director of Avanir Pharmaceuticals where he is chairman of the Scientific Committee and serves on the Nominating and Governance Committee. Dr. Corrigan holds a B.A. and an M.D. from the University of Virginia and subsequently received specialty training in Psychiatry at Cornell and Maine Medical Center. The board of directors believes Dr. Corrigan’s qualifications to sit on the board include his years of leadership experience in the pharmaceutical industry as well as his considerable studies in the field.

William Hunter, M.D.—Dr. Hunter is a Class I director who has served as a member of our board of directors since December 2009. Dr. Hunter has been the President and Chief Executive Officer of Cardiome Pharma Corp., a publicly-traded drug development and research company, since July 2012. Dr. Hunter has served on the board of directors of Cardiome since June 2007. Dr. Hunter founded Angiotech Pharmaceuticals, Inc., a publicly-traded pharmaceutical and medical device company in November 1992, served as a director and its President and Chief Executive Officer until October 2011. In January of 2011, Angiotech voluntarily filed under the Canada Companies’ Creditors Arrangement Act the (“CCAA”) to pursue a restructuring supervised by the Supreme Court of British Columbia, and also voluntarily filed a petition under Chapter 15 of the United States Bankruptcy Code to obtain recognition and enforcement in the United States of the restructuring being pursed under the CCAA proceedings. The Angiotech restructuring was completed in May 2011. Dr. Hunter holds a B.Sc. from McGill University and an M.Sc. and M.D. from the University of British Columbia. The board of directors believes that Dr. Hunter’s qualifications to sit on the board include the insight he has gained from founding and leading pharmaceutical companies as well as his medical background.

Board of Directors After the Merger

The following sets forth the name, age, class and tenure of the directors of the Company after the merger.

Name	Age	Class	Director Since
J. Kevin Buchi	58	II	N/A
Mark H.N. Corrigan	56	III	December 2009
Geoffrey Duyk	55	I	N/A
Daotian Fu	51	I	N/A
Amit Munshi	46	III	N/A
Scott Rocklage	59	I	N/A
William Hunter, M.D.	51	II	December 2009

In addition to the directors set forth above, one designee to the board of directors named by Epirus shall be appointed as a director immediately following the effective time of the merger. The designee will be appointed as a Class III director.

J. Kevin Buchi—Mr. Buchi served as Corporate Vice President, Global Branded Products for Teva Pharmaceutical Industries (NYSE: TEVA) from the completion of the acquisition of Cephalon, Inc. in October 2011, until his retirement in May 2012. Prior to joining Teva, Mr. Buchi was Cephalon’s Chief Executive Officer. Mr. Buchi serves as a member of the board of directors of Forward Pharma, Stemline Therapeutics (NASDAQ: STML), Alexza Pharmaceuticals (NASDAQ: ALXA) and Benitec Biopharma (ASX: BLT.AX). Mr. Buchi graduated from Cornell University with a degree in chemistry and received a Master of Management degree from the J.L. Kellogg Graduate School of Management at Northwestern University. He is a Certified Public Accountant.

Mark H.N. Corrigan, M.D.—Dr. Corrigan is a current member of the board of directors and his biographical information is set forth above under “Current Directors.”

Geoffrey Duyk—Dr. Duyk is currently a partner at TPG and managing director for TPG Biotech and TPG Alternative and Renewable Technologies. Dr. Duyk is a former board member and President of Research & Development at Exelixis Inc. (NASDAQ: EXEL). Previously, Dr. Duyk was one of the founding scientific staff at Millennium Pharmaceuticals Inc. (now Millennium: The Takeda Oncology Company) and served as Vice President of Genomics at Millennium Pharmaceuticals Inc. He also was an Assistant Professor at Harvard Medical School and Assistant Investigator of the Howard Hughes Medical Institute. Dr. Duyk is a member of the Board of Directors of the American Society of Human Genetics and a member of the Board of Trustees for Case Western Reserve University. He is a member of the scientific advisory board for Jackson Laboratories (Bar Harbor, ME).

Daotian Fu—Dr. Fu is Vice President of Livzon Pharmaceutical Group. He is also General Manager of Livzon, an early stage biologics development company partially funded by Livzon Pharmaceutical Group. Prior to joining Livzon, Dr. Fu was Vice President at Genzyme for over 10 years where he was responsible for the quality control and analytical development of all biologics in development. He also held several technical and management positions, including Director at Charles River Lab and Manager of Neose Pharmaceuticals.

William Hunter, M.D.— Dr. Hunter is a current member of the board of directors and his biographical information is set forth above under “Current Directors.”

Amit Munshi—Mr. Munshi is the former CEO of Percivia LLC and also was a co-founder, and the chief business officer, at Kythera Biopharmaceuticals (NASDAQ: KYTH). Previously, he held leadership positions at Amgen (NASDAQ: AMGN), including General Manager, Nephrology Europe. Mr. Munshi has more than 24 years of pharmaceutical and biotechnology experience both in the United States and internationally, including general management, product development, licensing, and business development. Mr. Munshi serves on the board of Oxeia Biopharmaceuticals, Inc.

Scott Rocklage—Dr. Rocklage, joined 5AM Ventures in 2003 as a Venture Partner and became a Managing Partner in 2004. Dr. Rocklage has over three decades of healthcare management experience with strategic leadership responsibilities that led to FDA approval of three U.S. New Drug Applications (Omniscan™, Teslascan® and Cubicin®), and he has entered multiple drug candidates into clinical trials. Dr. Rocklage has served as Chairman and CEO of Cubist Pharmaceuticals, President and CEO of Nycomed Salutar, and has also held various R&D positions at Salutar and Catalytica. Dr. Rocklage currently serves as Board Chairman of Relypsa (NASDAQ: RLYP), Rennovia, Kinestral, Novira and K2 as well as on the Boards of Achaogen (NASDAQ: AKAO), Pulmatrix, and Epirus. Dr. Rocklage was formerly Executive Chairman of Ilypsa (acquired by Amgen), Miikana (acquired by EntreMed) and Semprus (acquired by Teleflex). Dr. Rocklage received his B.S. in Chemistry from the University of California, Berkeley and his PhD in Chemistry from the Massachusetts Institute of Technology where he conducted research in the laboratory of Richard R. Schrock (Nobel Prize in Chemistry in 2005). Dr. Rocklage is based in the Waltham, MA office.

Executive Officers

Upon completion of the merger, it is expected that the employment of Mark H.N. Corrigan, M.D., Zalicus’ current president and chief executive officer, and Justin Renz, Zalicus’ current executive vice president, chief financial officer, secretary and treasurer will be terminated by Zalicus without cause, and each will be entitled to certain severance payments and benefits and accelerated equity in accordance with their existing employment arrangements with Zalicus. Upon the latter of the effectiveness of the merger and 10 days following the filing of this Information Statement with the SEC and mailing of this Information Statement to our stockholders, the following persons will be elected to the offices opposite their name:

Name	Age	Position
Amit Munshi	46	President and Chief Executive Officer
Thomas Shea	54	Chief Financial Officer
Robert Ticktin	52	Senior Vice President and General Counsel
Kim Seth, Ph.D.	45	Chief Business Officer
Michael Wyand, DVM, Ph.D.	58	Senior Vice President of Clinical, Regulatory and Manufacturing

Amit Munshi—Mr. Munshi has served as Epirus’ CEO since 2012. He is the former CEO of Percivia LLC and also was a co-founder, and the chief business officer, at Kythera Biopharmaceuticals (NASDAQ: KYTH). Previously, he held leadership positions at Amgen (NASDAQ: AMGN), including General Manager, Nephrology Europe. Mr. Munshi has more than 24 years of pharmaceutical and biotechnology experience both in the United States and internationally, including general management, product development, licensing, and business development. Mr. Munshi serves on the board of Oxeia Biopharmaceuticals, Inc.

Thomas Shea—Mr. Shea has served as Epirus’ CFO since 2013. He was formerly the CFO of Euthymics, Neurovance and EBI Life Sciences, three affiliated companies developing neurological and pain drug candidates. Previously, Mr. Shea was the CFO of Tolerx, an autoimmune company, for six years and Cubist Pharmaceuticals (NASDAQ: CBST), an acute care company, for ten years. At Cubist, Mr. Shea was an integral part of the leadership team transitioning the company from a private to a public company.

Robert Ticktin—Mr. Ticktin has served as Epirus’ Senior Vice President and General Counsel since April 2014. Prior to that, since 2004, Mr. Ticktin was Associate General Counsel at Amgen, where he held various positions in the legal department, including leading legal support for mergers & acquisitions, licensing, alliance management, international operations and, most recently, global production and procurement activities. Mr. Ticktin commenced his legal career in New York City at global law firms, Simpson Thacher & Bartlett and Latham & Watkins. Mr. Ticktin received a B.A. in Economics from The Ohio State University and a J.D. from Fordham University School of Law.

Kim Seth, Ph.D.—Dr. Seth is a former Executive Director at Pfizer (NYSE: PFE), where he held both global operational and strategy roles. At Pfizer, he helped lead the design and execution of the R&D operational turnaround and strategic efforts to enter and expand into new markets, e.g. cancer immunotherapy. He joined Epirus in February 2014 with over 15 years’ experience across a range of biomedical and commercial settings. Prior to Pfizer, Dr. Seth was Vice President at Goldman Sachs& Co. (NYSE: GS), covering global Specialty and Large Cap Pharma, and led multiple licensing deals and M&A activities at Epix Pharmaceuticals (formerly NASDAQ: EPIX). Dr. Seth holds a Ph.D. in Neurobiology and an AB cum laude in Economics, both from Harvard University.

Michael Wyand, DVM, Ph.D.—Dr. Wyand is a former Senior Vice President of Global Operations of Percivia LLC where he worked on a portfolio of biosimilar molecules for emerging markets. Prior to that, Dr. Wyand was Senior Vice President of Development at BioAssets Development Corporation (sold to Cephalon Inc.) and was a Senior Vice President of Research and Development at Therion Biologics. At Therion, Dr. Wyand was responsible for designing and building a cGMP compliant manufacturing facility and taking two cancer vaccines for prostate and pancreatic cancer through later stage development. At the start of his career Dr. Wyand was President and Chief Scientific Officer of Mason Laboratories and served as Vice President of Preclinical Development at Genzyme Transgenics Corp. Prior to his 25 years of biopharmaceutical experience, Dr. Wyand trained in comparative pathology at Harvard Medical School, received his DVM from Purdue University and graduated as a University Scholar, Phi Beta Kappa, from the University of Connecticut.

LEGAL PROCEEDINGS

We are not aware of any legal proceeding in which any director or officer or any of their affiliates is a party adverse to us or has a material interest adverse to us.

STOCKHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

Stockholders may send communications to our board of directors by writing to the Company at Zalicus Inc., 245 First Street, Third Floor, Cambridge, Massachusetts 02142 Attention: Board of Directors. Following the merger, stockholders may send communications to our board of directors by writing to the Company, c/o EPIRUS Biopharmaceuticals, Inc., 699 Boylston St. 11th Floor, Boston, MA 02116 Attention: Investor Relations.

TRANSACTIONS WITH RELATED PERSONS

In April 2007, the board of directors adopted a written policy of procedures for the review, approval and ratification of transactions involving the Company and “related persons” (directors and executive officers or their immediate family members, or stockholders beneficially owning more than five percent of the common stock). The policy covers all transactions, arrangements or relationships (or any series of similar transactions, arrangements or relationships) in which the Company or any of its subsidiaries was, is or will be a participant, in which the amount involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest.

Since January 1, 2013, the Company has not engaged in any related party transactions, and the merger and change in majority of the board of directors will not result in any related party transactions.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

Director Independence

Directors of the Company Prior to the Merger

As required by the listing standards of The NASDAQ Capital Market, or NASDAQ, the board of directors has determined, upon the recommendation of the Corporate Governance and Nominating Committee, that each of Messrs. Haydu, Hunter, Kauffman and O’Shea and Ms. Crawford are “independent” within the meaning of the rules and regulations of NASDAQ. To make this determination, our board of directors reviews all relevant transactions or relationships between each director and the Company, its senior management and its independent auditors. During this review, the board considers whether there are any transactions or relationships between directors or any member of their immediate family (or any entity of which a director or an immediate family member is an executive officer, general partner or significant equity holder) and members of our senior management or their affiliates. The board consults with the Company’ general counsel and outside corporate counsel to ensure that the board’s determinations are consistent with all relevant securities and other laws and regulations regarding the definition of “independent,” including those set forth in pertinent NASDAQ listing standards, as in effect from time to time. Dr. Corrigan, our president and chief executive officer, is not an “independent director” within the meaning of the NASDAQ listing standards.

Directors Continuing After the Merger

Epirus believes that each of Mr. Buchi, Dr. Duyk, Dr. Rocklage and Dr. Hunter will be “independent” within the meaning of the rules and regulations of NASDAQ after the consummation of the merger. Epirus also believes that each of Mr. Munshi, Dr. Fu and Dr. Corrigan will not be an “independent director” within the meaning of NASDAQ listing standards.

BOARD COMMITTEES BEFORE AND AFTER THE MERGER

Board Committees After the Merger

Upon the consummation of the merger, Mr. Haydu, Dr. Kauffman and Mr. O’Shea will resign from our Audit Committee, and the board of directors will appoint Mr. Buchi to the committee, as chairperson, and two additional designees, to be named by the board of directors. Epirus believes that Mr. Buchi is an “audit committee financial expert” within the meaning of the rules and regulations of the SEC, and is “independent” within the meaning of the rules and regulations of NASDAQ and the SEC.

Upon the consummation of the merger, Ms. Crawford, Dr. Kauffman and Mr. O’Shea will resign from our Compensation Committee, and the board of directors will appoint Dr. Rocklage to the committee, as chairperson, and one additional designee, to be named by the board of directors. Epirus believes that Dr. Rocklage is “independent” within the meaning of the rules and regulations of NASDAQ and qualifies as an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code and a “non-employee director” within the meaning of the rules of the SEC.

Upon the consummation of the merger, Ms. Crawford and Mr. Haydu will resign from the Corporate Governance and Nominating Committee, and the board of directors will appoint Dr. Duyk to the committee, with Dr. Duyk to serve as chairperson. Dr. Hunter will continue to serve as a member of the committee. Epirus believes that Dr. Duyk and Dr. Hunter are “independent” within the meaning of the rules and regulations of NASDAQ.

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

This section discusses the material components of the executive compensation program for Amit Munshi, who was an executive officer of Epirus in the year ended December 31, 2013, and who will serve as President and Chief Executive Officer of Zalicus following the merger.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of the merger may differ materially from the currently planned programs summarized in this discussion.

2013 Summary Compensation Table

The following table sets forth information concerning the compensation of Mr. Munshi for the year ended December 31, 2013.

Name and Principal Position	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	Total
Amit Munshi	375,000	33,977	111,563	408,977
President and Chief Executive Officer

(1)	Amounts reflect the full grant-date fair value of stock options granted during 2013 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. Epirus provides information regarding the assumptions used to calculate the value of all stock awards and option awards made to executive officers in Note 15 to Epirus’ Consolidated Financial Statements in Appendix I of Company’s Form S-4 filed with the Securities and Exchange Commission on June 4, 2014.
(2)	Amounts in this column represent cash bonuses paid in March 2014. For further information about Mr. Munshi’s bonus for 2013, see “Narrative to Summary Compensation Table”.

Narrative To Summary Compensation Table

Salary

Mr. Munshi receives a base salary to compensate him for services rendered to Epirus. The base salary payable to Mr. Munshi is intended to provide a fixed component of compensation reflecting his skill set, experience, role and responsibilities. Mr. Munshi’s base salary was increased from $375,000 to $450,000 in 2014.

2013 Bonus

Mr. Munshi’s target bonus percentage for 2013 was 35% and was determined as a percentage of his base salary, which percentage was negotiated upon hire. The actual annual cash bonus awarded to Mr. Munshi for 2013 performance was $111,563 (as reflected in the Summary Compensation Table).

Equity Compensation

In 2013, Mr. Munshi was granted options to purchase 283,139 shares of Epirus common stock. All of Mr. Munshi’s stock options, as shown in the 2013 Outstanding Equity Awards at Fiscal Year-End Table, will be converted into stock options to purchase Zalicus common stock in connection with the merger, as described in the Company’s Form S-4 filed with the Securities and Exchange Commission on June 4, 2014. The stock options generally vest 25% on the first anniversary of the applicable grant date and then in equal monthly installments thereafter. The options will be exercisable for three months following termination of service, unless such termination is due to death or disability, in which case the options will be exercisable for 12 months following termination.

Other Elements of Compensation

Retirement Plans

Epirus currently maintains a 401(k) retirement savings plan for Epirus employees, including Mr. Munshi, who satisfy certain eligibility requirements. Mr. Munshi is eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Epirus believes that providing a vehicle for tax-deferred retirement savings though Epirus’ 401(k) plan adds to the overall desirability of Epirus’ executive compensation package and further incentivizes Epirus’ employees, including Mr. Munshi, in accordance with Epirus’ compensation policies.

Employee Benefits and Perquisites

All of Epirus’ full-time employees, including Mr. Munshi, are eligible to participate in Epirus’ health and welfare plans, including:

•	medical, dental and vision benefits;

•	medical and dependent care flexible spending accounts;

•	short-term and long-term disability insurance; and

•	life insurance.

Epirus also reimburses all full-time employees, including Mr. Munshi, for commuting and parking expenses up to a maximum of $300 per month, as well as certain cell phone costs.

Epirus believes the health and welfare plans and perquisites described above are necessary and appropriate to provide a competitive compensation package to Mr. Munshi.

No Tax Gross-Ups

Epirus does not make gross-up payments to cover Mr. Munshi’s personal income taxes that may pertain to any of the compensation or perquisites paid or provided by Epirus.

2013 Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of shares of common stock underlying outstanding stock option awards for Mr. Munshi as of December 31, 2013. Mr. Munshi did not hold any stock awards as of such date.

Name	Grant Date(1)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Amit Munshi	6/28/12	365,811	558,347	0.12	6/28/22
Amit Munshi	12/20/12	70,284	210,850	0.12	12/20/22
Amit Munshi	5/14/13	70,785	212,354	0.12	5/14/23

(1)	The stock options vest 25% on the first anniversary of the applicable grant date and then in equal monthly installments thereafter.

Executive Compensation Arrangements

Epirus entered in an offer letter with Mr. Munshi dated May 17, 2012. The letter provides for a base salary of $375,000 and the opportunity to earn an annual bonus of up to 35% of base salary. The offer letter also provided for the initial grant of an option to purchase 924,158 shares and additional future grants of options to maintain Mr. Munshi’s 4% equity interest in Epirus if the number of shares of Epirus increased due to the purchase of additional tranches of Series A preferred shares, subject to his continued employment as Chief Executive Officer. Such purchase (and increase) did not occur. In addition, the letter provided for additional option grants and a one-time cash bonus of up to $100,000, each at the discretion of the board of directors, if certain performance goals were achieved by the Company within 12 months of the commencement of Mr. Munshi’s employment. These performance goals were not achieved. Twenty-five percent of the shares subject to the stock options granted to Mr. Munshi were to vest on the one-year anniversary of his start date, subject to his continued employment with Epirus, and the remaining were to vest monthly over the next 36 months in equal monthly installments, subject to continued employment. The offer letter also provides that if, within 12 months following either an Acquisition or an Asset Transfer (each as defined in Epirus’ Certificate of Incorporation), Epirus terminates Mr. Munshi’s employment without Cause (as defined in the offer letter) or he resigns for Good Reason (as defined in the offer letter and which generally includes (i) a material reduction in Mr. Munshi’s authority, duties or responsibilities or (ii) a material reduction in Mr. Munshi’s annual base salary (other than a reduction generally applied across the management team or company), then 100% of the shares subject to Mr. Munshi’s options will become fully vested and he will be entitled to continue to receive for a period of nine months his monthly base salary and health benefits at active employee rates. If, in the absence of an Acquisition or an Asset Transfer, Epirus terminates Mr. Munshi’s employment without Cause or he resigns for Good Reason, then he will be entitled to continue to receive for a period of six months his monthly base salary and health at active employee rates.

Director Compensation

Director Compensation Before the Merger

The following table shows the compensation earned by J. Kevin Buchi, a current director of Epirus who will serve as a member of the Zalicus board of directors following the merger, for the year ended December 31, 2013:

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)	Total ($)
J. Kevin Buchi	8,750	16,000	24,750

(1)	Amounts reflect the full grant-date fair value of stock options granted during 2013 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. Information regarding the assumptions used to calculate the value of all option awards made to Epirus directors is provided in Note 15 to the Epirus Consolidated Financial Statements in Appendix I of the Company’s Form S-4 filed with the Securities and Exchange Commission on June 4, 2014.
(2)	As of December 31, 2013, Mr. Buchi held 100,000 stock options. The options vest in equal monthly installments over 36 months, commencing on their grant date of July 21, 2013.

(3)	None of Epirus’ other non-employee directors received compensation for their director services in 2013.

Mr. Buchi’s director compensation is provided pursuant to a letter between Epirus and him, dated June 17, 2013. The letter provides that he will be paid an annual retainer of $25,000 per year paid quarterly, as well as an audit committee chair retainer of $10,000. In addition, the letter provides for an additional retainer of $20,000 per year for consultancy services relating to Epirus’ general business of up to four hours per month subject to a maximum of 50 hours. No such services have been provided and therefore no such additional retainer has been paid. The letter also provided for the grant of his initial stock options, and provides for the grant of additional options to purchase 20,000 shares annually starting at the first anniversary of his initial engagement, subject to the same vesting schedule as the initial grant with an exercise price equal to the market value on the applicable anniversary date.

The following table shows the compensation earned by William Hunter, M.D., a current director of Zalicus, who shall serve as a member of the Zalicus board of directors following the merger, for the year ended December 31, 2013:

Name	Fees Earned or Paid in Cash($)	Option Awards ($)(1)(2)	Total ($)
William Hunter	42,000	7,118	49,118

(1)	Amount reflects the aggregate grant date fair value of the director’s stock option awards, calculated in accordance with FASB ASC Topic 718. For purposes of this calculation, the estimate of forfeitures related to service-based vesting conditions have been disregarded. There can be no assurance that the FASB ASC Topic 718 amounts will ever be realized by the director. See note 12 of “Notes to Consolidated Financial Statements” in Zalicus’ Annual Report on Form 10-K filed with the SEC on March 14, 2014 for a discussion of assumptions made by Zalicus in determining the grant date fair value of its equity awards for the fiscal year ended December 31, 2013.
(2)	The aggregate number of stock option awards outstanding as of December 31, 2013 for Dr. Hunter was 12,500.

On June 3, 2010, based on the recommendation of the nominating and corporate governance committee, the Zalicus board of directors adopted a new non-employee director compensation policy, or the 2010 director compensation policy, which was effective beginning July 1, 2010. Under the terms of the 2010 director compensation policy, William Hunter, M. D. receives an annual cash retainer in the amount of $30,000, payable quarterly, for his service as a director. Dr. Hunter also receives an annual cash retainer of $5,000, payable quarterly, for each standing committee of the board of directors he serves on. As the chairperson of the Nominating and corporate governance committee, Dr. Hunter receives $7,000 per year for his service.

Under the terms of the 2010 director compensation policy, Dr. Hunter is also entitled to receive an annual grant of options under Zalicus’ 2004 Plan to purchase 2,500 shares of Zalicus common stock for service at and after the Annual Meeting of Stockholders, which, among other terms, expire ten years after the date of grant and become fully exercisable on the first anniversary of the date of grant. Under the terms of the 2010 director compensation policy, newly appointed or elected non-employee directors will be entitled to a stock option grant to purchase 30,000 shares of Zalicus common stock. Options granted upon initial appointment or election to the board of directors vest over four years, with 25% vesting on the first anniversary of the grant and 6.25% quarterly thereafter. The exercise price of all options granted to non-employee directors may not be less than 100% of the fair market value of Zalicus common stock on the date of the grant. On June 6, 2013, in accordance with the 2010 director compensation policy. Dr. Hunter was granted an option to purchase 2,500 shares of common stock, with an exercise price of $3.48 per share.

Under the terms of the 2010 director compensation policy, Zalicus also reimburses members of the board of directors for any out-of-pocket expenses incurred by them in connection with services provided in such capacity. Directors who are also Zalicus employees receive no additional compensation for serving as directors.

Director Compensation After the Merger

A new Non-Employee Director Compensation Program is expected to be approved by the board of directors of the combined company after the consummation of the merger.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ZALICUS INC.

Date: June 27, 2014	By:	/s/ Mark H.N. Corrigan
Name: Mark H.N. Corrigan
Title: President and Chief Executive Officer

SIGNATURE PAGE

TO SCHEDULE 14f-1